Filed Pursuant to Rule 424 (b)(3)
Registration No. 333-217584

Information contained in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED JANUARY 29, 2018

PROSPECTUS    SUPPLEMENT

(To Prospectus Dated May 2, 2017)

$

        % Senior Notes due 20

        % Senior Notes due 20

        % Senior Notes due 20

The Company:

We are an international producer and marketer of beer, wine and spirits with operations in the United States (the “U.S.”), Mexico, New Zealand, Italy and Canada and more than 100 brands in our portfolio. In the U.S., we are the largest multi-category supplier (beer, wine and spirits) of beverage alcohol. We are the third-largest beer company in the U.S. market and the world’s leading premium wine company.

The Offering:

•	We are offering $ aggregate principal amount of % senior notes due 20 (the “ notes”), $ aggregate principal amount of % senior notes due 20 (the “ notes”), and $ aggregate principal amount of % senior notes due 20 (the “ notes” and together with the notes and notes, the “notes”). The notes, the notes and the notes are sometimes each referred to as a “series” of notes.

•	Use of Proceeds: We intend to use the net proceeds from this offering to redeem prior to maturity our outstanding 6.000% Senior Notes due 2022 in the aggregate principal amount of $600 million and for general corporate purposes. See “Use of Proceeds.”

The Notes:

•	Issuer: Constellation Brands, Inc.

•	Maturity: The notes will mature on , 20 , the notes will mature on , 20 and the notes will mature on , 20 .

•	Interest Payments: The notes of each series will pay interest semi-annually in cash in arrears on and of each year, commencing , 20 .

•	Guarantees: Certain of our existing and future subsidiaries will guarantee the notes of each series on a senior unsecured basis to the extent and for so long as such entities guarantee indebtedness under our senior credit agreement (as amended, amended and restated, refinanced, increased, extended, substituted, replaced or renewed from time to time, collectively, our “senior credit facility”).

•	Ranking: The notes of each series will rank equally in right of payment with all of our existing and future unsecured senior indebtedness, senior in right of payment to any indebtedness that is expressly subordinated to the notes, and effectively subordinated in right of payment to our secured indebtedness to the extent of the value of the assets securing such indebtedness. Each guarantee will be effectively subordinated to any secured obligations of the applicable subsidiary guarantor to the extent of the value of the assets securing such obligations. Holders of the notes will not have a direct claim on assets of subsidiaries that do not guarantee the notes and the notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

•	Optional Redemption: We may, at our option, redeem notes of any series or of each series, in whole or in part (as to any series), from time to time at the applicable redemption prices and the applicable dates described in this prospectus supplement under “Description of the Notes and Guarantees—Optional Redemption.”

•	No Established Market: The notes of each series are a new issue of securities with no established market.

•	Change of Control: If we experience a change of control triggering event (as described herein), we may be required to offer to repurchase all of the notes of each series at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

This investment involves risks. See “Risk Factors” beginning on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total	Per Note		Total	Per Note		Total
Public Offering Price (1)		%	$		%	$		%	$
Underwriting Discount		%	$		%	$		%	$
Proceeds to Constellation Brands (before expenses)		%	$		%	$		%	$

(1)	The public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from , 2018.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company (including for the account of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme) against payment in New York, New York on                 , 2018.

Joint Book Running Managers

BofA Merrill Lynch	J.P. Morgan

                    , 2018

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or documents to which we otherwise refer you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

-i-

In the sections of this prospectus supplement other than those entitled “Prospectus Supplement Summary—The Offering” and “Description of the Notes and the Guarantees,” references to “we,” “us,” “our” and the “Company” refer collectively to Constellation Brands, Inc. and its subsidiaries, unless otherwise indicated or the context requires otherwise. In the sections entitled “Prospectus Supplement Summary—The Offering” and “Description of the Notes and the Guarantees,” such terms refer only to Constellation Brands, Inc. and not any of its subsidiaries, unless otherwise indicated or the context requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our class A and class B common stock are listed on the New York Stock Exchange, and you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, unless we update or supersede that information by the information contained in this prospectus supplement or by information that we file subsequently that is incorporated by reference into this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case and unless expressly stated otherwise, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2017 filed on April 27, 2017;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarter ended May 31, 2017 filed on June 29, 2017, the fiscal quarter ended August 31, 2017 filed on October 5, 2017, and the fiscal quarter ended November 30, 2017 filed on January 5, 2018;

•	Our Current Reports on Form 8-K filed on April 6, 2017 (excluding Item 2.02 and Item 7.01 and the related exhibits), April 7, 2017, April 25, 2017, May 4, 2017, May 9, 2017, July 19, 2017, July 20, 2017 (excluding Item 7.01 and the related exhibit), September 25, 2017, October 10, 2017 (excluding Item 7.01 and the related exhibit), October 30, 2017 (excluding Item 7.01 and the related exhibit), October 31, 2017, November 3, 2017, November 7, 2017, January 5, 2018 (excluding Item 2.02 and Item 7.01 and the related exhibit), January 8, 2018, and January 19, 2018;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended February 28, 2017 from our Definitive Proxy Statement on Schedule 14A for our 2017 Annual Meeting of Stockholders held on July 18, 2017, filed with the SEC on June 2, 2017; and

•	All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus supplement and before the termination of this offering.

This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the SEC relating to the notes offered by this prospectus supplement and other securities. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its website. In addition, we post the periodic reports that we file with the SEC on our website at http://www.cbrands.com. You may also obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

585-678-7100

Attention: James O. Bourdeau, Secretary

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical fact included in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein, are forward-looking statements. When used in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein, the words “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of the document in which such statements appear. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements are also subject to the risk and uncertainty that (i) the actual balance of supply and demand for our products will vary from current expectations due to, among other reasons, actual raw material supply, actual shipments to distributors and actual consumer demand, (ii) the actual demand for our products will vary from current expectations due to, among other reasons, actual shipments to distributors and actual consumer demand, (iii) the amount, manner, timing and source of funds for any share repurchases may vary due to market conditions, our cash and debt position, the impact of the beer operations expansion, construction and optimization activities, and other factors as determined by management from time to time, (iv) the amount and timing of future dividends may differ from our current expectations if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings, and (v) the timeframe and actual costs associated with the beer operations expansion, construction and optimization activities may vary from management’s current expectations due to market conditions, our cash and debt position, receipt of all required regulatory approvals by the expected dates and on the expected terms, and other factors as determined by management. Additional important factors that could cause actual results to differ materially from those set forth in or implied by our forward-looking statements contained, or incorporated by reference, in this prospectus supplement are those described under the caption “Risk Factors” and in our other filings with the Securities and Exchange Commission.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about the Company and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase the notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference herein prior to deciding whether to purchase the notes.

Constellation Brands, Inc.

We are an international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada and more than 100 brands in our portfolio. In the U.S., we are the largest multi-category supplier (beer, wine and spirits) of beverage alcohol. We are the third-largest beer company in the U.S. market and the world’s leading premium wine company.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry. We conduct our business through entities we wholly own as well as a variety of joint ventures with various other entities, both within and outside the United States.

Our principal executive offices are located at 207 High Point Drive, Building 100, Victor, New York 14564 and our telephone number is 585-678-7100. We maintain a website at http://www.cbrands.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase the notes.

The Offering

The following summary of the terms of the notes of each series is not complete. For a more detailed description of the notes, see “Description of the Notes and the Guarantees.” We define capitalized terms used in this summary in “Description of the Notes and the Guarantees—Certain Definitions.”

Issuer	Constellation Brands, Inc.

Subsidiary Guarantors	The notes of each series will be guaranteed by our subsidiaries that are guarantors under our senior credit facility. The guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under our senior credit facility or our senior credit facility (or a successor thereto) is amended, amended and restated, refinanced, increased, extended, substituted, replaced or renewed without such subsidiary guarantor being a guarantor of the indebtedness thereunder, or if our senior credit facility is otherwise terminated or the requirements for legal or covenant defeasance or to discharge the indenture have been met.

Securities Offered	$ aggregate principal amount of % Senior Notes due 20 .

$ aggregate principal amount of % Senior Notes due 20 .

$ aggregate principal amount of % Senior Notes due 20 .

Maturity	The notes will mature on , 20 , the notes will mature on , 20 , and the notes will mature on , 20 .

Interest	The notes will bear interest at a rate of % per annum, the notes will bear interest at a rate of % per annum and the notes will bear interest at a rate of % per annum. Interest on the notes of each series will accrue from , 2018 and will be payable on and of each year, beginning , 20 .

Ranking	The notes of each series will be our senior unsecured obligations, will rank equally with all of our other senior unsecured indebtedness, and will be effectively subordinated to the indebtedness outstanding under any secured debt we may incur to the extent of the value of the assets securing such debt, including borrowings under our accounts receivable securitization facilities. The notes of each series will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior credit facility. Each guarantee will be effectively subordinated to any secured obligations of the applicable subsidiary guarantor to the extent of the value of the assets securing such obligations. Holders of the notes of each series will not have a direct claim on assets of subsidiaries that do not guarantee the notes and the notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes, including borrowings under European and other credit facilities in favor of one or more indirect wholly-owned Luxembourg or other subsidiaries of the Company.

As of November 30, 2017, we (together with certain of our subsidiaries) had approximately (i) $9.4 billion aggregate principal amount of senior indebtedness outstanding, of which approximately $405.7 million was secured, (ii) $679.3 million of available undrawn revolving commitments under the revolving portion of our senior credit facility, none of which would be secured, and (iii) $34.3 million available for borrowing under our accounts receivable securitization facilities, all of which would be secured. As of November 30, 2017, our non-guarantor subsidiaries had approximately $2.2 billion of liabilities. For the fiscal year ended February 28, 2017 and the nine months ended November 30, 2017, approximately $634.9 million and $238.9 million of our net sales, respectively, were from our subsidiaries that are not guarantors of the notes. See “Capitalization.”

Optional Redemption	We may redeem any or all series of the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes we redeem, together with accrued and unpaid interest to but excluding the redemption date, plus a make-whole premium, at any time prior to (i) with respect to the notes, , 20 ( months prior to the maturity date of the notes), (ii) with respect to the notes, , 20 ( months prior to the maturity date of the notes), and (iii) with respect to the notes, , 20 ( months prior to the maturity date of the notes).

On or after (i) with respect to the notes, , 20 , (ii) with respect to the notes, , 20 , and (iii) with respect to the notes, , 20 , we may redeem any or all series of the notes, in whole or in part, at a price equal to 100% of the principal amount of the notes we redeem, together with accrued and unpaid interest to but excluding the redemption date. See “Description of the Notes and the Guarantees—Optional Redemption.”

Repurchase at the Option of Holders Upon a Change of Control	If we experience a change of control triggering event (as defined herein), with respect to a series of notes, we must offer to repurchase all the notes of that series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date. We might not be able to pay you the required price for notes you present to us at the time of a change of control because our senior credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time. See “Description of the Notes and the Guarantees—Repurchase at the Option of Holders upon a Change of Control Triggering Event.”

Sinking Fund	None.

Covenants	The indenture under which we will issue the notes of each series contains covenants that, among other things, limit our ability under certain circumstances to create liens, enter into sale-leaseback transactions and engage in mergers, consolidations and sales of all or substantially all of our assets. See “Description of the Notes and the Guarantees.”

Use of Proceeds	We intend to use approximately $674.4 million of the net proceeds from this offering to redeem prior to maturity our outstanding 6.000% Senior Notes due 2022 and use the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Risk Factors	An investment in the notes involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under the heading “Risk Factors” and in the documents incorporated by reference herein prior to making a decision to invest in the notes.

RISK FACTORS

You should carefully consider the risks described below and in our documents filed with the SEC and incorporated by reference herein, as well as other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before buying any of the notes.

Risks Relating to the Company

You should carefully consider the risk factors and other cautionary statements included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2017 and in other documents filed with the SEC and incorporated by reference herein.

Risks Relating to the Notes

The notes are unsecured and will be effectively subordinated to our secured debt to the extent of the value of the assets securing such debt.

The notes will not be secured by any of our assets. As of November 30, 2017, we had approximately $405.7 million of secured debt. In addition, $34.3 million was available for borrowing under our accounts receivable securitization facilities, all of which would be secured. Our obligations under our senior credit facility are currently not secured. In addition, the indenture governing the notes will permit us and our subsidiaries to incur certain additional debt that is secured by liens on our assets without equally and ratably securing the notes. If the Company becomes insolvent or is liquidated, or if payment under our secured debt is accelerated, the holders of our secured debt would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the agreement governing such debt. In any such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied following repayment of our secured debt or, if any such assets remained, such assets might be insufficient to satisfy such claims fully.

Our ability to make payments on the notes depends on our ability to receive dividends from our subsidiaries, and not all of our subsidiaries are guarantors of the notes. The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

We are a holding company and conduct almost all of our operations through our subsidiaries. As of November 30, 2017, approximately 95.3% of our tangible assets were held by our subsidiaries. The ownership interests of our subsidiaries represent substantially all the assets of the holding company. Accordingly, we are dependent on the cash flows of our subsidiaries to meet our obligations, including the payment of the principal and interest on the notes.

The notes of each series will be guaranteed, jointly and severally, by our subsidiaries that guarantee our senior credit facility. Holders of the notes of each series will not have a direct claim on assets of subsidiaries that do not guarantee the notes and the notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes, including any borrowings under our European and other credit facilities in favor of one or more indirect wholly-owned Luxembourg or other subsidiaries of the Company. For the fiscal year ended February 28, 2017 and the nine months ended November 30, 2017, approximately $634.9 million and $238.9 million of our net sales, respectively, were from our subsidiaries that are not guarantors of the notes. As of November 30, 2017, our non-guarantor subsidiaries had approximately $2.2 billion of liabilities.

The subsidiary guarantees may be subject to challenge under fraudulent transfer laws.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could subordinate or void any guarantee if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following: (i) insolvent or was rendered insolvent because of the guarantee; (ii) engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or (iii) intending to incur, or believed that it would incur, debts beyond its ability to pay at maturity. To the extent any guarantee were to be voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would cease to have any claim in respect of such guarantor and would be creditors solely of us and any guarantor whose guarantee was not voided or held unenforceable. In such event, the claims of the holders of the notes against the issuer of an invalid guarantee would be subject to the prior payment of all liabilities of such guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the notes relating to any voided guarantee.

The subsidiary guarantees may be limited in duration.

Each subsidiary guarantor will guarantee our obligations under the notes only for so long as each subsidiary guarantor is a guarantor under our senior credit facility. If any or all of the subsidiary guarantees are released or terminated or no longer required under our senior credit facility, such subsidiary guarantee(s) will be released under the indenture. The indenture does not contain any covenants that materially restrict our ability to sell, transfer or otherwise dispose of our assets, including the ownership interests of our subsidiaries, or the assets of any of our subsidiaries, except as described under the caption “Description of Debt Securities—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

We may not be able to repurchase the notes of any series upon a change of control triggering event.

We may be required to offer to repurchase all of the notes upon the occurrence of a change of control repurchase event. Our senior credit facility currently also provides that certain change of control events constitute a default. If we experience a change of control that triggers a default under our senior credit facility, such default could result in amounts outstanding under our senior credit facility being declared due and payable. We would be prohibited from purchasing the notes of any series unless, and until, such time as our indebtedness under our senior credit facility was repaid in full. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under our senior credit facility and these notes in the event of a change of control. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes and the Guarantees—Repurchase at the Option of Holders Upon a Change of Control Triggering Event.”

USE OF PROCEEDS

We estimate that the aggregate net proceeds from the sale of the notes will be approximately $        million (after deducting underwriter discounts and commissions and estimated offering expenses). We intend to use approximately $674.4 million of the net proceeds from this offering to redeem prior to maturity our outstanding 6.000% Senior Notes due 2022 in the aggregate principal amount of $600.0 million, plus a make-whole premium of approximately $74.4 million, and use the remaining net proceeds for general corporate purposes. Pending any such uses we will invest the net proceeds in short-term, interest-bearing instruments. Certain of the underwriters or their affiliates may hold positions in our outstanding 6.000% Senior Notes due 2022 and thus may receive a portion of the net proceeds from the sale of the notes through the redemption of our 6.000% Senior Notes due 2022. See “Underwriting.”

DIVIDEND POLICY

We have paid cash dividends on our common stock since May 2015. We currently expect to continue to pay a regular quarterly cash dividend to stockholders of our common stock in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial condition, results of operations, capital requirements and other factors, including those set forth under Item 1A “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended February 28, 2017. In addition, the terms of our senior credit facility may restrict the payment of cash dividends on our common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

	For the Nine Months Ended		For the Fiscal Years Ended
	November 30, 2017	November 30, 2016	February 28, 2017	February 29, 2016	February 28, 2015	February 28, 2014	February 28, 2013
Ratio of Earnings to Fixed Charges	7.6x	6.4x	6.8x	5.5x	4.3x	7.5x	3.2x

CAPITALIZATION

The following table sets forth, as of November 30, 2017, our consolidated cash and cash equivalents and total capitalization on (i) an actual basis and (ii) as adjusted to give effect to the sale of the notes, the redemption prior to maturity of our 6.000% Senior Notes due 2022 and the investment of the balance of the net proceeds in short-term, interest-bearing instruments pending use for other general corporate purposes.

	November 30, 2017 (Unaudited)
(in millions)	Actual	As Adjusted
Cash and Cash Equivalents(a)	$154.5	$

Total Debt (including current portion):
Revolving Credit Facility(b)	$336.3	$
U.S. Term A-1 Loan(c)	498.8
Commercial Paper(c)	470.4
Accounts Receivable Securitization Facilities(d)	405.7
Subsidiary Credit Facilities	0.4
$ Million % Senior Notes due offered hereby(e)	—
$ Million % Senior Notes due offered hereby(f)	—
$ Million % Senior Notes due offered hereby(g)	—
$400.0 Million 3.875% Senior Notes due 2019(c)	397.6
$600.0 Million 2.000% Senior Notes due 2019(c)	596.2
$700.0 Million 2.250% Senior Notes due 2020(c)	694.5
$500.0 Million 3.750% Senior Notes due 2021(c)	497.8
$500.0 Million 2.700% Senior Notes due 2022(c)	495.6
$600.0 Million 6.000% Senior Notes due 2022(c)(h)	595.6
$700.0 Million 2.650% Senior Notes due 2022(c)	691.9
$1.05 Billion 4.250% Senior Notes due 2023(c)	1,044.2
$400.0 Million 4.750% Senior Notes due 2024(c)	395.7
$400.0 Million 4.750% Senior Notes due 2025(c)	395.1
$600.0 Million 3.700% Senior Notes due 2026(c)	594.8
$500.0 Million 3.500% Senior Notes due 2027(c)	495.1
$500.0 Million 4.500% Senior Notes due 2047(c)	492.7
Other Senior Debt	251.8

Total Debt	9,350.2

Total Stockholders’ Equity:
Total CBI Stockholders’ Equity(a)(h)	7,993.9
Noncontrolling Interests	15.2

Total Stockholders’ Equity	8,009.1

Total Capitalization	$17,359.3	$

(a)	As adjusted reflects the payment and expensing of the make-whole premium of $74.4 million associated with the redemption prior to maturity of the 6.000% Senior Notes due 2022, excluding income tax impact.
(b)	As of November 30, 2017, we had $679.3 million of available undrawn revolving commitments under the revolving portion of our senior credit facility.
(c)	Net of unamortized debt issuance costs and unamortized discounts in the aggregate of $54.5 million and $10.2 million, respectively, as of November 30, 2017.
(d)	As of November 30, 2017, we had $34.3 million available for borrowing under our accounts receivable securitization facilities.
(e)	Net of estimated unamortized debt issuance costs of $ million and estimated unamortized discount of $ million.
(f)	Net of estimated unamortized debt issuance costs of $ million and estimated unamortized discount of $ million.

(g)	Net of estimated unamortized debt issuance costs of $ million and estimated unamortized discount of $ million.
(h)	As adjusted reflects the write-off of unamortized debt issuance costs of $4.4 million associated with the redemption prior to maturity of the 6.000% Senior Notes due 2022, excluding income tax impact.

DESCRIPTION OF THE NOTES AND THE GUARANTEES

The following discussion of the terms of the notes of each series supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.

Unless otherwise indicated or the context requires otherwise, references in this section to “we,” “us,” “our” and the “Company” refer to Constellation Brands, Inc. only and not to its subsidiaries. Unless otherwise defined herein, capitalized terms used in the description below have the definitions given to them under “Certain Definitions” below.

General

The notes of each series will be issued under an indenture and a supplemental indenture thereto (together, the “indenture”), among us, Manufacturers and Traders Trust Company, as trustee, and the guarantors named therein. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture.

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time thereunder in one or more series. We are initially offering the notes in the aggregate principal amount of $        . At any time following the issuance of the notes, we may, without the consent of the holders, issue additional notes (which are referred to as such below) and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.

The                notes will mature on                 , 20     and will bear interest at a rate of     % per year. The                notes will mature on                 , 20     and will bear interest at a rate of     % per year. The              notes will mature on                 , 20     and will bear interest at a rate of     % per year. Interest on the notes of each series will accrue from                 , 2018 or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay interest on the notes of each series semi-annually on                  and                  of each year, beginning                 , 20    . In each case, we:

•	will pay interest to the person in whose name a note is registered at the close of business on the or preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable from and after such interest payment date or maturity or redemption date, as the case may be, to such next business day. “Business day” means any day that is not a day on which banking institutions in The City of New York are authorized or required by law or by executive order issued by a governmental authority or agency regulating such banking institutions, to close.

We will issue the notes only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Subsidiary Guarantees

Our obligations under the indenture and the notes, including the payment of principal of, and premium, if any, and interest on, the notes, will be fully and unconditionally guaranteed by the subsidiaries of the Company that are guarantors of the Company’s obligations under our senior credit facility, provided that the guarantee of a subsidiary guarantor will be released to the extent such subsidiary guarantor is released as a guarantor under our senior credit facility or our senior credit facility (or a successor thereto) is amended, amended and restated, refinanced, increased, extended, substituted, replaced or renewed without such subsidiary guarantor being a guarantor of the indebtedness thereunder, or if our senior credit facility is otherwise terminated or the requirements for legal or covenant defeasance or to discharge the indenture have been met.

The subsidiary guarantors’ guarantees will be joint and several obligations.

The guarantees will be senior unsecured obligations of each subsidiary guarantor and will rank equally with all of the other senior unsecured obligations of the subsidiary guarantor. Each guarantee will be effectively subordinated to any secured obligations of the applicable subsidiary guarantor to the extent of the value of the assets securing such obligations. The obligations of each subsidiary guarantor under its guarantee will provide that it be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

If a guarantee were rendered voidable, it could be subordinated by a court to all other liabilities and obligations (including guarantees and other contingent liabilities) of the applicable subsidiary guarantor, and depending on the amount of such liabilities and obligations, a subsidiary guarantor’s liability on its guarantee could be reduced to zero.

The indenture does not contain any restrictions on the ability of any subsidiary guarantor to (i) pay dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of that subsidiary guarantor’s ownership interests, (ii) make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any debt securities of that subsidiary guarantor or (iii) consolidate with, merge with or into, or transfer all or substantially all of its assets to another person or entity. If a subsidiary guarantor is merged or consolidated with or into another person that is the surviving company in that merger or consolidation and (a) the surviving company becomes a guarantor under our senior credit facility, then the indenture will require that the surviving company expressly assume the obligations of the subsidiary guarantor under its guarantee or (b) the surviving company is not a guarantor under our senior credit facility and we deliver an officer’s certificate to the trustee to that effect, then the surviving company will be released from any obligations under the guarantee of the subsidiary that was so merged or consolidated.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness and will be effectively subordinated to the indebtedness outstanding under any secured debt we may incur to the extent of the value of the assets securing such indebtedness, including borrowings under our accounts receivable securitization facilities. The notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by the subsidiaries that are guarantors under our senior credit facility, subject to the release provisions described above. Each guarantee will be effectively subordinated to any secured obligations of the applicable subsidiary guarantor to the extent of the value of the assets securing such obligations. The notes will also be structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

We are a holding company and conduct almost all of our operations through our subsidiaries. Consequently, our ability to pay our obligations, including our obligation to pay interest on the notes and to repay the principal amount of the notes at maturity, upon redemption, upon acceleration or otherwise, will depend upon our subsidiaries’ earnings and advances or loans made by them to us (and potentially dividends or distributions made by them to us). Our subsidiaries are separate and distinct legal entities and, except for the subsidiary guarantors’ obligations under the subsidiary guarantees, have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available to us to do so. Our subsidiaries’ ability to make advances or loans to us or to pay dividends or make other distributions to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions, if any. The indenture will not limit our subsidiaries’ ability to enter into other agreements that prohibit or restrict dividends or other payments or advances to us. Except with respect to the covenants described below under “—Limitation upon Liens” and “—Limitation on Sale and Leaseback Transactions,” the indenture does not restrict or limit the ability of any subsidiary to incur, create, assume or guarantee indebtedness or encumber its assets or properties. As of November 30, 2017, we (together with certain of our subsidiaries) had approximately (i) $9.4 billion aggregate principal amount of senior indebtedness outstanding, of which approximately $405.7 million was secured, (ii) $679.3 million of unused commitments (taking into account issued and outstanding commercial paper borrowings of approximately $470.7 million (excluding unamortized discount) and revolving letters of credit of approximately $13.7 million) under our revolving credit facility, none of which would be secured, and (iii) $34.3 million available for borrowing under our accounts receivable securitization facilities, all of which would be secured. As of November 30, 2017, our non-guarantor subsidiaries had approximately $2.2 billion of liabilities. See “Capitalization.”

Optional Redemption

At any time prior to                 , 20    (                months prior to the maturity date of the                notes), we may redeem the                notes in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes (assuming for this purpose, that the notes matured on , 20 ( months prior to the maturity date of the notes)) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus basis points, plus, in each case, accrued and unpaid interest, if any, on the principal amount being redeemed to the redemption date.

On or after                 , 20    , we may redeem the                notes, in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the                notes to be redeemed, together with accrued and unpaid interest to but excluding the redemption date.

At any time prior to                 , 20    (                months prior to the maturity date of the                notes), we may redeem the                notes in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes (assuming for this purpose, that the notes matured on , 20 ( months prior to the maturity date of the notes)) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus basis points, plus, in each case, accrued and unpaid interest, if any, on the principal amount being redeemed to the redemption date.

On or after                 , 20    , we may redeem the                notes, in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the                notes to be redeemed, together with accrued and unpaid interest to but excluding the redemption date.

At any time prior to                 , 20    (                months prior to the maturity date of the                notes), we may redeem the                notes in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes (assuming for this purpose, that the notes matured on , 20 ( months prior to the maturity date of the notes)) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus basis points, plus, in each case, accrued and unpaid interest, if any, on the principal amount being redeemed to the redemption date.

On or after                 , 20    , we may redeem the                notes, in whole or in part at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the                notes to be redeemed, together with accrued and unpaid interest to but excluding the redemption date.

Applicable defined terms are as follows:

“Treasury Rate” means, with respect to any redemption date, (1) the average of the yields in each statistical release for the immediately preceding week designated “H.15” or any successor publication which is published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under “U.S. government securities—Treasury constant maturities—nominal,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term until (i) in the case of the                 notes,                 , 20    , (ii) in the case of the                notes,                 , 20    , and (iii) in the case of the                 notes,                 , 20    .

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means a Reference Treasury Dealer selected by us.

“Reference Treasury Dealer” means any of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC or their affiliates; provided, however, that if Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC or one of their affiliates cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury Dealer,” we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We are required to notify the trustee of an optional redemption at least 30 and not more than 60 days before the date fixed for redemption. Holders of notes to be redeemed will be sent a redemption notice by the trustee by first-class mail at least 10 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions of the notes for redemption from the outstanding notes not previously called substantially pro rata or by lot in such manner as it shall deem appropriate and fair. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to a series of notes, unless we have provided a notice of redemption to redeem the applicable series of notes as described above, each holder of notes of such series will have the right to require us to repurchase all or any part of such holder’s notes of such series (except that no note will be purchased in part if the remaining principal amount of such note would be less than $2,000) pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control Triggering Event with respect to a series of notes, we will:

(a)	cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b)	send, by first-class mail, with a copy to the trustee, to each holder of notes of such series, at such holder’s address appearing in the security register, a notice stating:

(1)	that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes of such series timely tendered will be accepted for payment;

(2)	the Change of Control Purchase Price and the repurchase date, which will be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed;

(3)	the circumstances and relevant facts regarding the Change of Control Triggering Event (including information with respect to our pro forma consolidated historical income, cash flow and capitalization after giving effect to the Change of Control Triggering Event); and

(4)	the procedures that holders of notes of such series must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes of such series must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture or the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the indenture or the notes by virtue of this compliance.

We have no present intention to engage in a transaction involving a Change of Control Triggering Event, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our property. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we and our subsidiaries, considered as a whole, dispose of less than all of our property by any of the means described above, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

Sinking Fund

The notes will not have the benefit of any sinking fund.

Reports to the Trustee

We are required to provide the trustee with an officers’ certificate each fiscal year stating that we reviewed our activities during the preceding fiscal year and that, after reasonable investigation and inquiry by the certifying officers, we are in compliance with the requirements of the indenture.

Limitation Upon Liens

The indenture provides that, so long as any of the notes remain outstanding, we will not and will not permit any Subsidiary to issue, assume or guarantee any Funded Debt that is secured by a mortgage, pledge, security interest or other lien or encumbrance (a “lien”) upon or with respect to any Principal Property or on the Capital Stock of any Subsidiary that owns a Principal Property unless:

•	we secure the notes equally and ratably with (or prior to) any and all Funded Debt secured by that lien, or

•	in the case of Funded Debt other than Capital Markets Debt, immediately after giving effect to the granting of any such lien and the incurrence of any Funded Debt in connection therewith, the Company’s Consolidated Fixed Charge Coverage Ratio would be greater than 2.0 to 1.0.

The above limitations will not apply to some types of permitted liens. These permitted liens include:

•	liens existing as of the date of the issuance of the notes (excluding any liens securing our senior credit facility);

•	liens on property or assets of, or any shares of stock securing Funded Debt of, any corporation or other Person existing at the time such corporation or other Person becomes a Subsidiary;

•	liens on property, assets or shares of stock securing Funded Debt existing at the time of an acquisition, including an acquisition through merger or consolidation, and liens to secure Funded Debt incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition, or the completion of the construction and commencement of the operation of any such property, for the purpose of financing all or any part of the purchase price or construction cost of that property;

•	liens to secure specified types of development, operation, construction, alteration, repair or improvement costs;

•	liens in favor of, or which secure Funded Debt owing to, the Company or a Subsidiary;

•	liens in connection with government contracts, including the assignment of moneys due or to come due on those contracts;

•	certain types of liens in connection with legal proceedings;

•	certain types of liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics’, materialmen’s, carriers’ or other similar liens;

•	liens on property securing obligations issued by a domestic governmental issuer to finance the cost of an acquisition or construction of that property; and

•	extensions, substitutions, replacements, refinancings or renewals (or successive extensions, substitutions, replacements, refinancings or renewals), in whole or in part, of the foregoing or of Funded Debt secured in reliance on the second bullet point under the first paragraph above, in each case, if the principal amount of the Funded Debt secured thereby is not increased and is not secured by any additional assets.

Limitation on Sale and Leaseback Transactions

The indenture provides that, so long as any of the notes remain outstanding, neither we nor any Subsidiary may enter into any arrangement with any Person (other than ourselves or any Subsidiary) where we or a Subsidiary agree to lease any Principal Property which has been or is to be sold or transferred more than 120 days after the later of (i) such Principal Property having been acquired by us or a Subsidiary and (ii) completion of construction and commencement of full operation thereof, by us or a Subsidiary to that person (a “Sale and Leaseback Transaction”). Sale and Leaseback Transactions with respect to facilities financed with specified tax exempt securities are excepted from the definition. This covenant does not apply to leases of a Principal Property for a term of less than three years.

This limitation also does not apply to any Sale and Leaseback Transaction if:

•	the net proceeds to the Company or a Subsidiary from the sale or transfer equal or exceed the fair value, as determined by our Board of Directors, of the Principal Property so leased,

•	immediately after giving effect to such Sale and Leaseback Transaction, the Company’s Consolidated Fixed Charge Coverage Ratio would be greater than 2.0 to 1.0, or

•	we, within 120 days after the effective date of the Sale and Leaseback Transaction, apply an amount equal to the fair value as determined by the Company’s Board of Directors of the Principal Property so leased to:

•	the prepayment or retirement of our Funded Debt, which may include the notes; or

•	the acquisition of additional real property.

Events of Default and Remedies

The events of default applicable to the notes of any series will consist of the following:

•	failure to pay the principal of, or premium, if any, on any of the notes of such series when due and payable (whether at maturity, by call for redemption, by declaration of acceleration or otherwise);

•	failure to make a payment of any interest on any note of such series when due and payable, which failure shall have continued for a period of 30 days;

•	our, or any subsidiary guarantor’s, failure to perform or observe any other covenants or agreements in the indenture, with respect to the notes of such series or in the notes of such series which failure shall have continued for a period of at least 90 days after written notice to us or the guarantors, as the case may be, by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding notes of such series provided, that, notwithstanding the foregoing, in no event shall an event of default with respect to any failure by us to comply with the reporting provisions of the indenture or any failure by us to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act (which relates to the provision of reports) be deemed to have occurred unless (x) such report is past due hereunder by at least 180 days and (y) such failure to comply has not been cured or waived prior to the 90th day after written notice to us by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding notes of such series;

•	failure to make any payment after the maturity of any indebtedness of ours with an aggregate principal amount in excess of $150.0 million or the acceleration of indebtedness of ours with an aggregate principal amount in excess of $150.0 million as a result of a default with respect to such indebtedness, and such indebtedness, in either case, is not discharged or such acceleration is not cured, waived, rescinded or annulled within a period of 30 days after we receive written notice;

•	certain events of bankruptcy, insolvency or reorganization of us; or

•	any guarantee of the notes of a subsidiary guarantor that is a significant subsidiary shall for any reason cease to be, or be asserted in writing by any subsidiary guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms except as provided in the indenture.

If an event of default (other than a bankruptcy, insolvency or reorganization event of default with respect to us) shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding notes of such series may declare the principal amount of all notes of such series, to be due and payable immediately. If an event of default occurs as result of a bankruptcy, insolvency or reorganization event with respect to us, the outstanding notes of such series will automatically become due and payable immediately without any action on part of the holders.

At any time after such acceleration has occurred but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of such series, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if:

(a)	we have paid or deposited with the trustee a sum sufficient to pay

(i)	all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel,

(ii)	to the extent payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, and

(iii)	to the extent that payment of such interest is lawful, interest upon over-due interest at the rate borne by the notes;

(b)	all events of default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture; and

(c)	the rescission will not conflict with any judgment or decree.

Modification of the Indenture

The indenture contains provisions permitting us, the subsidiary guarantors and the trustee to amend or supplement the indenture with respect to the notes of any series with the consent of the holders of a majority in principal amount of such series of notes then outstanding; provided that, notwithstanding the foregoing, the indenture may be amended or supplemented without the consent of holders in order to (a) evidence the succession of another person to us or any obligor on such series of notes or any guarantee and assumption of the covenants and obligations thereunder, pursuant to the merger covenant, (b) add covenants for the benefit of the holders of such series of notes or surrender rights conferred upon us under the indenture, such series of notes or any guarantee, (c) cure any ambiguity or correct any provisions that are defective or inconsistent with any other provision of the indenture, such series of notes or any guarantee or make any other change that does not materially affect the interests of the holders of such series of notes in any material respect, (d) comply with the requirements of the Commission to effect or maintain the indenture under the Trust Indenture Act, (e) evidence and provide acceptance of the appointment of a successor trustee under the indenture, (f) mortgage, pledge, hypothecate or grant a security interest in favor of the trustee for the benefit of the holders for payment of such series of notes, in any property or assets of us, (g) add a guarantor or release a guarantor in accordance with the terms of the indenture and (h) add or change any provisions of the indenture with respect to appointing a new trustee thereunder. If any additional notes of such series are issued under the indenture, such notes would constitute part of the same “series” of debt securities as the notes offered hereby and would be included in determining whether the holders of the requisite percentage of notes of such series had provided any instruction or consented to any amendment.

However, any debt securities (other than additional notes of a series) that may be issued under the indenture will not vote together with the notes of any series and any additional notes that we issue. In any event, no amendment or supplement may, among other things, (a) extend the final maturity of any note, or reduce the rate or extend the time of payment of any interest on any note, or reduce the principal amount of any note, premium on any note, or reduce any amount payable upon any redemption of any note, (b) reduce the percentage of principal amount of the notes that is required to approve an amendment or supplement to the indenture, (c) following the occurrence of a Change of Control Triggering Event, amend, change or modify the obligation of us to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event, including amending, changing or modifying any definitions with respect thereto, (d) modify any of the provisions related to this paragraph, the waiver of certain covenants, or the enforcement of the trustee’s rights during an event of default, (e) except as otherwise permitted under the merger covenant, consent to the assignment or transfer by us of any of our rights and obligations under the indenture, or (f) change the currency of payment of principal, premium (if any) or interest on the notes, in each case, without the consent of the holder of each note so affected.

Legal Defeasance

We may be discharged from any and all obligations in respect of the notes of any series (except for certain obligations to register the transfer or exchange of such notes, to replace stolen, destroyed, lost or mutilated notes, to maintain paying agencies, to compensate and indemnify the trustee and to furnish the trustee with the names and addresses of holders of notes), which we refer to as “defeasance,” if:

•	we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the notes of such series on the applicable due dates for those payments in accordance with the terms of such notes;

•	we deliver to the trustee either (i) an opinion of counsel, based on a ruling of the United States Internal Revenue Service (unless there has been a change in the applicable United States federal income tax law), to the effect that the holders of the notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the defeasance had not occurred or (ii) a ruling of the United States Internal Revenue Service directed to the trustee to the same effect as set forth in clause (i) above;

•	immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the notes of such series shall have occurred and be continuing on the date of deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.

Defeasance of Certain Obligations

We may omit to comply with certain covenants with respect to the notes of any series, and any such omission will not constitute an event of default with respect to the notes of such series, which we refer to as “covenant defeasance,” if:

•	we irrevocably deposit with the trustee, in trust, cash and/or securities of the United States government, or securities of agencies of the United States government backed by the full faith and credit of the United States government, in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay the principal of and interest on the notes of such series on the applicable due dates for those payments in accordance with the terms of such notes;

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•	immediately after giving effect to the deposit specified in the first bullet point, on a pro forma basis, no event of default with respect to the notes shall have occurred and be continuing on the date of the deposit or, with respect to defaults occurring upon certain events of bankruptcy, insolvency or reorganization relating to us, at any time during the period ending on the 91st day after the date of the deposit;

•	if the notes of such series are then listed on a national securities exchange, we deliver to the trustee an opinion of counsel to the effect that the notes of such series will not be delisted as a result of such covenant defeasance; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel each stating that we have complied with all of the above requirements.

If we exercise our option to effect a defeasance or covenant defeasance with respect to the notes of any series, as described above, and the trustee or paying agent is unable to apply any money or securities that we have deposited because of any legal proceeding or any order or judgment of any court or governmental authority, in each case our obligations under the indenture with respect to the notes of such series will be revived and reinstated.

Certain Definitions

The terms set forth below are defined in the indenture as follows:

“Board of Directors” means our board of directors, the executive committee of our board of directors, any other duly authorized committee of our board of directors, or any of our officers duly authorized by our board of directors or by any duly authorized committee of our board of directors to act under the indenture.

“Capital Lease Obligation” means any obligations of us and our Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

“Capital Markets Debt” means any debt securities or debt financing issued pursuant to an indenture, notes purchase agreement or similar financing arrangement (but excluding any credit agreement) whether offered pursuant to a registration statement under the Securities Act or under an exemption from the registration requirements of the Securities Act.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, including, without limitation, all common stock and preferred stock.

“Change of Control” means the occurrence of any of the following events: (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the voting power of our total outstanding Voting Stock voting as one class, provided that the Permitted Holders “beneficially own” (as so defined) a percentage of Voting Stock having a lesser percentage of the voting power than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our Board of Directors; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election to such Board or whose nomination for election by the shareholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors then in office; (iii) we consolidate with or merge with or into any Person or convey, transfer or lease all or substantially all of our assets to any Person, or any corporation consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding Voting Stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding Voting Stock is not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of incorporation) or where (A) our outstanding Voting Stock is changed into or exchanged for (x) Voting Stock of the surviving corporation or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) and (B) no “person” or “group” other than Permitted Holders owns immediately after such transaction, directly or indirectly, more than the greater of (1) 35% of the voting power of the total outstanding Voting Stock of the surviving corporation voting as one class and (2) the percentage of such voting power of the surviving corporation held, directly or indirectly, by Permitted Holders immediately after such transaction; or (iv) we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Consolidation, Merger, Sale or Conveyance.”

“Change of Control Triggering Event” means, (1) the ratings of the notes of the particular series are downgraded by at least two of the Ratings Agencies during the 60-day period (the “Trigger Period”) commencing on the earlier of (i) the occurrence of a Change of Control or (ii) the first public announcement of the occurrence of a Change of Control or our intention to effect a Change of Control (which Trigger Period will be extended so long as the ratings of the notes of such series are under publicly announced consideration for possible downgrade by any of the Ratings Agencies) and (2) the notes of the particular series are rated below an Investment Grade Rating by at least two of the Ratings Agencies on any date during the Trigger Period; provided that if such notes are not rated by three Ratings Agencies during any Trigger Period, such notes will be deemed to have been downgraded to below an Investment Grade Rating by each Ratings Agency that does not provide a rating of such notes during the Trigger Period. Notwithstanding the foregoing, a ratings decline by a Rating Agency will not be deemed to have occurred in respect of a particular Change of Control if such Rating Agency making the reduction in rating to which this definition would otherwise apply does not publicly announce or confirm or inform the trustee in writing at our or the trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, such Change of Control (whether or not the applicable Change of Control has occurred at the time of such decline).

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the date of this prospectus supplement such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Consolidated Fixed Charge Coverage Ratio” of us means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of us and our Subsidiaries on a Consolidated basis, all determined in accordance with GAAP and on a pro forma basis for any acquisition or disposition of a Subsidiary or line of business following the first day of such period and on or prior to the date of determination as if all such acquisitions and dispositions had occurred on the first day of such period to (b) the sum of Consolidated Interest Expense for such period and cash dividends paid on any of our preferred stock and that of our Subsidiaries during such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Funded Debt shall be computed on a pro forma basis for any incurrence or repayment of Funded Debt (other than Funded Debt under a revolving credit facility) following the first day of the applicable period and on or prior to the date of determination as if such incurrence or repayment had occurred on the first day of such period and Funded Debt (A) bearing a floating interest rate, shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at our option, a fixed or floating rate of interest, shall be computed by applying at our option, either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of the Company attributable to interest on any Funded Debt under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Funded Debt during the applicable period.

“Consolidated Income Tax Expense” means for any period, as applied to us, the provision for federal, state, local and foreign income taxes of us and our Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis.

“Consolidated Interest Expense” of us means, without duplication, for any period, the sum of (a) our interest expense and that of our Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net cost under interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by us and our Subsidiaries during such period and (ii) all our capitalized interest and that of our Subsidiaries, in each case as determined in accordance with GAAP on a Consolidated basis. Whenever pro forma effect is to be given to an acquisition or disposition of assets for the purpose of calculating the Consolidated Fixed Charge Coverage Ratio, the amount of Consolidated Interest Expense associated with any Funded Debt incurred in connection with such acquisition or disposition of assets shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, as in effect on the date of such calculation.

“Consolidated Net Income (Loss)” of us means, for any period, the Consolidated net income (or loss) of us and our Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication: (i) all extraordinary gains or losses (less all fees and expenses relating thereto); (ii) the portion of net income (or loss) of us and our Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by us or one of our Subsidiaries; (iii) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan; (iv) net gains (but not losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business; or (v) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its stockholders. Whenever pro forma effect is to be given to an acquisition or disposition of assets for the purpose of calculating the Consolidated Fixed Charge Coverage Ratio, the amount of income or earnings related to such assets shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, as in effect on the date of such calculation.

“Consolidated Net Tangible Assets” means the aggregate amount of assets, reduced by applicable reserves and other properly deductible items, after deducting:

•	all current liabilities, excluding the current portion of any Funded Debt and any other current liabilities constituting Funded Debt because it is extendible or renewable, and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, all as set forth on our books and records and those of our Subsidiaries and computed in accordance with GAAP.

“Consolidated Non-cash Charges” of us means, for any period, the aggregate depreciation, amortization and other non-cash charges of us and our Subsidiaries for such period, as determined in accordance with GAAP on a Consolidated basis (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

“Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term “Consolidated” shall have a similar meaning.

“Fitch” means Fitch Ratings Inc., and its successors.

“Funded Debt” means all indebtedness for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than 12 months after the date of its creation or having a final maturity of less than 12 months after the date of its creation but by its terms being renewable or extendible beyond 12 months after such date at the option of the borrower. When determining “Funded Debt,” indebtedness will not be included if, on or prior to the final maturity of that indebtedness, we have deposited the necessary funds for the payment, redemption or satisfaction of that indebtedness in trust with the proper depositary.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the issuance of the notes. At any time after the date of issuance of the notes, we may elect to apply International Financial Reporting Standards (“IFRS”) accounting principles, consistently applied, as in effect at the time of such election, in lieu of GAAP and, from and after any such election, references herein to GAAP shall thereafter be construed to mean IFRS; provided that any such election, once made, shall be irrevocable; provided, further that any calculation or determination under the indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to our election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. We must give notice of any election made in accordance with this definition to the trustee and the holders of notes.

“Investment Grade Rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s), a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P), a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch) or the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by the issuer, as applicable.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Permitted Holders” means (a) Marilyn Sands, her descendants (whether by blood or adoption), her descendants’ spouses, her siblings, the descendants of her siblings (whether by blood or adoption), Hudson Ansley, Lindsay Caleo, William Caleo, Courtney Winslow, or Andrew Stern, or the estate of any of the foregoing Persons, or The Sands Family Foundation, Inc., (b) trusts which are for the benefit of any combination of the Persons described in clause (a), or any trust for the benefit of any such trust, or (c) partnerships, limited liability companies or any other entities which are controlled by any combination of the Persons described in clause (a), the estate of any such Persons, a trust referred to in the foregoing clause (b), or an entity that satisfies the conditions of this clause (c).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, any other company or entity or government or any agency or political subdivision thereof.

“Principal Property” means, as of any date, any building, structure or other facility, together with the land upon which it is erected and any fixtures which are a part of the building, structure or other facility, used primarily for manufacturing, processing or production, in each case located in the United States, and owned or leased or to be owned or leased by us or any Subsidiary, and in each case the net book value of which as of that date exceeds 2% of our Consolidated Net Tangible Assets as shown on the consolidated balance sheet contained in our latest filing with the Commission, other than any such land, building, structure or other facility or portion thereof which is a pollution control facility, or which, in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our Subsidiaries, considered as one enterprise.

“Property” means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

“Rating Agency” means S&P, Moody’s and Fitch or, if S&P, Moody’s or Fitch or any or all of them shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P, Moody’s or Fitch or any or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Global Notes; Book-Entry System

Global Notes

The notes will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. If, however, the aggregate principal amount of the notes exceeds $500.0 million, one certificate will be issued with respect to each $500.0 million of principal amount of notes, and an additional certificate will be issued with respect to any remaining principal amount of notes. The deposit of securities with DTC and their registration in the name of

Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. Direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.

All interests in the global notes will be subject to the rules and procedures of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”).

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement system and are subject to change by them from time to time. Neither we nor the underwriters take any responsibility for these operations or procedures, and investors are urged to contact the appropriate system or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of securities certificates. DTC’s participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to collectively as the “indirect participants,” that clear through or maintain a custodial relationship with a participant either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with participants or indirect participants.

We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in the global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

Investors may hold their interests in a global note directly through Euroclear or Clearstream, if they are participants in those systems, or indirectly through organizations that are participants in those systems. Investors may also hold their interests in a global note through organizations other than Euroclear or Clearstream that are DTC participants. Each of Euroclear and Clearstream will appoint a DTC participant to act as its depositary for the interests in a global note that are held within DTC for the account of each settlement system on behalf of its participants.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Owners of beneficial interests in a global note will not receive written confirmation from DTC of their purchase. Owners of beneficial interests in a global note are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the owner of beneficial interests in a global note entered into the transaction. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee shall treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global note, and we have not appointed a successor depository within 90 days of that notice;

•	we decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository); or

•	an event of default has occurred and is continuing and DTC so requests.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued in certificated form.

Information Concerning the Trustee

Manufacturers and Traders Trust Company is the trustee under the indenture. From time to time, we (and certain of our affiliates) borrow from, maintain deposit accounts with and conduct other transactions with Manufacturers and Traders Trust Company and its affiliates in the ordinary course of business. In particular, Manufacturers and Traders Trust Company is currently a lender under our senior credit facility. Manufacturers and Traders Trust Company is also the trustee with respect to our outstanding 3.875% senior notes due 2019, 2.000% senior notes due 2019, 2.250% senior notes due 2020, 3.750% senior notes due 2021, 6.000% senior notes due 2022, 2.700% senior notes due 2022, 2.650% senior notes due 2022, 4.250% senior notes due 2023, 4.750% senior notes due 2024, 4.750% senior notes due 2025, 3.700% senior notes due 2026, 3.500% senior notes due 2027, and 4.500% senior notes due 2047. Manufacturers and Traders Trust Company is a lender under a credit facility with a Sands family investment vehicle that, because of its relationship with members of the Sands family, is an affiliate of the Company. Such credit facility is secured by pledges of shares of our class B common stock and personal guarantees of certain members of the Sands family, including Richard Sands and Robert Sands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes and is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, regulated investment companies, dealers in securities, tax-exempt entities, U.S. expatriates, a person required to accelerate the recognition of any item of gross income with respect to the notes as a result of such income being recognized on an applicable financial statement, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, U.S. Holders who hold notes through a non-U.S. broker or other non-U.S. intermediary, persons subject to alternative minimum tax or taxpayers holding the notes through a partnership or similar pass-through entity or as part of a “straddle,” “hedge” or “conversion transaction”). Moreover, the effect of any applicable state, local or foreign tax laws and other U.S. federal tax laws (such as estate and gift tax and Medicare contribution tax laws) is not discussed.

This discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. The discussion is limited to the U.S. federal income tax consequences to holders acquiring notes at original issue for cash at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold to the public for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership considering an investment in the notes, you are urged to consult your own tax advisor.

PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES.

U.S. Holders

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note who or which is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

Interest on Notes

Interest on the notes generally will be included in income by a U.S. Holder as ordinary interest income when received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between:

•	the amount of cash plus the fair market value of any property received (except to the extent that amounts received are attributable to accrued but unpaid interest, which would be taxed as ordinary income to the extent not previously included in income); and

•	the U.S. Holder’s adjusted tax basis in the note, which will generally equal the price paid for the note.

Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year at the time of disposition. For certain non-corporate U.S. holders, net long term capital gains are generally subject to tax at preferential rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

For purposes of the following discussion, the term “non-U.S. Holder” refers to a beneficial owner of a note that is for U.S. federal income tax purposes an individual, corporation, estate or trust that is not a U.S. Holder.

Interest on Notes

Subject to the discussion of backup withholding below, interest paid to a non-U.S. Holder in respect of the notes that is not effectively connected with the non-U.S. Holder’s trade or business in the United States generally will not be subject to U.S. federal income or withholding tax provided that:

•	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	the non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code;

•	the non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement in the ordinary course of its trade or business; and

•	the non-U.S. Holder satisfies certain certification requirements. A non-U.S. Holder will generally satisfy such certification requirements if it certifies, under penalties of perjury, that it is not a United States person and provides its name and address. This certification requirement can generally be met by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E.

If the above conditions are not met, interest paid to a non-U.S. Holder in respect of the notes that is not effectively connected with the non-U.S. Holder’s trade or business generally will be subject to 30% U.S. federal withholding tax unless such non-U.S. Holder is entitled to a reduction in or an exemption from such withholding under an applicable income tax treaty between the United States and the non-U.S. Holder’s country of residence provided that such non-U.S. Holder satisfies certain certification requirements (generally, on a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E).

If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, unless an applicable income tax treaty provides otherwise, the non-U.S. Holder will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. Unless an applicable income tax treaty provides otherwise, any interest income that is effectively connected with the conduct of a U.S. trade or business will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder satisfies certain certification requirements (generally, on a properly executed IRS Form W-8ECI or, in certain circumstances, IRS Form W-8BEN or IRS Form W-8BEN-E). A non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may also be subject to an additional 30% (or, if a tax treaty applies, such lower rate as the treaty provides) branch profits tax on its effectively connected earnings and profits, subject to adjustments.

Notwithstanding the foregoing, interest paid to a non-U.S. Holder that is, or holds a note through, a foreign financial institution or non-financial foreign entity generally will be subject to a 30% U.S. federal withholding tax pursuant to the Foreign Account Tax Compliance Act (“FATCA”) unless, (1) if such non-U.S. Holder is, or holds a note through, a foreign financial institution, such foreign financial institution (i) has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution) and, in certain instances, to withhold on payments to such persons, (ii) qualifies for an exception from the requirement to enter into such an agreement or (iii) complies with the terms of an applicable intergovernmental agreement between the U.S. government and the jurisdiction in which such foreign financial institution operates and, (2) if such non-U.S. Holder is, or holds a note through, a non-financial entity, such entity has provided certain information regarding its direct and indirect U.S. owners.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon a sale, exchange, redemption, retirement or other taxable disposition of a note (other than amounts attributable to accrued and unpaid interest, which will be treated as described above under “Interest on Notes”) unless:

•	that gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States; or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Unless an applicable income tax treaty provides otherwise, a non-U.S. Holder described in the first bullet point will be subject to U.S. federal income tax on the gain on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. If such non-U.S. Holder is a foreign corporation, it may also be subject to a 30% (or, if a tax treaty applies, such lower rate as the treaty provides) branch profits tax on its effectively connected earnings and profits, subject to adjustments. A non-U.S. Holder described in the second bullet point will be subject to a flat 30% U.S. federal income tax on such gain (which may be offset by certain U.S. source capital losses), unless an exemption or reduction under an applicable income tax treaty applies.

In the case of the sale or disposition of a note after December 31, 2018, a non-U.S. Holder will be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in relation to FATCA above under “—Interest on Notes” are satisfied. You are urged to consult your own tax advisor regarding the application of FATCA to your particular circumstances.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of interest on the notes and the proceeds from a sale or other disposition (including a retirement or redemption) of the notes. A U.S. Holder may be subject to United States backup withholding at a rate of 24% on the foregoing amounts if it fails to provide its taxpayer identification number to the applicable withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations.

A non-U.S. Holder may be subject to United States backup withholding on these payments unless the non- U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of non-U.S. Holders to claim the exemption from withholding tax on certain payments on the notes, described in general terms above, will satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as the joint book-running managers of the offering and as the representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of Notes	Principal Amount of Notes	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Total	$	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell notes through certain of their affiliates.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession. The underwriters may allow, and dealers may reallow, a concession on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

We have agreed for a period of 60 days following the date of this prospectus supplement not to sell or announce an intention to sell any debt securities similar to the notes without the consent of the representatives.

The notes of each series are a new issue of securities with no established trading market. The notes of any series will not be listed on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes of each series, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the notes of any series.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering (including underwriting discounts) will be approximately $        million.

The following table shows the amount of the underwriting discount provided to the underwriters in connection with this offering, expressed as a percentage of the principal amount of the notes and in total:

Title of Notes	% Commission		Total
% Senior Notes due 20		%	$
% Senior Notes due 20		%	$
% Senior Notes due 20		%	$

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking, hedging, brokerage and advisory services for us for which they have received, and will receive, customary fees and expenses. In particular, affiliates of certain of the underwriters are agents and/or lenders under our senior credit and securitization facilities and certain foreign credit facilities. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under a credit facility to a Sands family investment vehicle that, because of its relationship with members of the Sands family, is an affiliate of the Company. Such credit facility is secured by pledges of shares of class A common stock of the Company and class B common stock of the Company and personal guarantees of certain members of the Sands’ family, including Richard Sands and Robert Sands.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

We expect that delivery of the notes will be made to investors on or about                 , 2018 which will be the                business day following the date of this prospectus supplement (such settlement being referred to as “T+    ”). Under Rule 15c 6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next                succeeding business days will be required, by virtue of the fact that the notes initially settle in T+                 , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next                succeeding business days should consult their advisors.

Notice to Prospective Investors

Each purchaser of the notes that is (1) an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) a plan or account subject to Section 4975 of the Code or (3) an entity deemed to hold “plan assets” of any such employee benefit plan, plan or account, by acceptance of a note, will be deemed to have represented and warranted that a fiduciary acting on its behalf is causing it to purchase the notes and that such fiduciary:

A.	is a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control as specified in 29 CFR Section 2510.3-21(c)(1)(i) (excluding an IRA owner or a relative of an IRA owner if the purchaser is an IRA);

B.	is independent (for purposes of 29 CFR Section 2510.3-21(c)(1)) of the issuer, each underwriter and their respective affiliates (the “Transaction Parties”);

C.	is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies, including the purchaser’s transactions with the Transaction Parties hereunder;

D.	has been advised that none of the Transaction Parties has undertaken or will undertake to provide impartial investment advice, or has given or will give advice in a fiduciary capacity, in connection with the purchaser’s transactions with the Transaction Parties contemplated hereby;

E.	is a “fiduciary” under Section 3(21)(A) of ERISA or Section 4975(e)(3) of the Code, or both, as applicable, with respect to, and is responsible for exercising independent judgment in evaluating, the purchaser’s transactions with the Transaction Parties contemplated hereby; and

F.	understands and acknowledges the existence and nature of the underwriting discounts, commissions and fees, and any other related fees, compensation arrangements or financial interests, described in this prospectus supplement; and understands, acknowledges and agrees that no such fee or other compensation is a fee or other compensation for the provision of investment advice, and that none of the Transaction Parties, nor any of their respective directors, officers, members, partners, employees, principals or agents has received or will receive a fee or other compensation from the purchaser or such fiduciary for the provision of investment advice (rather than other services) in connection with the purchaser’s transactions with the Transaction Parties contemplated hereby.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

Each underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of our notes offered hereby will be passed upon for us by McDermott Will & Emery LLP. Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

The consolidated financial statements of Constellation Brands, Inc. and subsidiaries as of February 28, 2017 and February 29, 2016, and for each of the years in the three-year period ended February 28, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of February 28, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Constellation Brands, Inc.

Debt Securities, Preferred Stock, Depositary Shares Representing Preferred Stock, Class A Common Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units

We may sell from time to time:

•	our debt securities;

•	shares of our preferred stock, which may be represented by depositary shares;

•	shares of our Class A common stock;

•	warrants;

•	stock purchase contracts;

•	stock purchase units; or

•	any combination of the foregoing.

The debt securities may be guaranteed by our subsidiaries identified in this prospectus.

We will provide specific terms of the securities which we may offer in supplements to this prospectus or a term sheet. You should read this prospectus and any prospectus supplement or term sheet carefully before you invest. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our Class A common stock is listed on the New York Stock Exchange under the symbol STZ.

Investing in our securities involves certain risks. See “Risk Factors” on page 1 of this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 2, 2017.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus or a term sheet that will contain specific information about the terms of that offering. The prospectus supplement or term sheet may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or term sheet together with the additional information described under the heading “Where You Can Find More Information,” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.”

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC’s website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to certain of those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities:

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2017 filed on April 27, 2017;

•	Our Current Reports on Form 8-K filed on April 6, 2017 (excluding Item 2.02 and Item 7.01 and the related exhibits), April 7, 2017 and April 25, 2017;

•	The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended February 29, 2016 from our Definitive Proxy Statement on Schedule 14A for our 2016 Annual Meeting of Stockholders, filed with the SEC on June 3, 2016; and

•	The description of our class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, contained in Item 1 of our registration statement on Form 8-A filed on October 4, 1999.

You may request a copy of these filings, except exhibits to such documents unless those exhibits are specifically incorporated by reference into this prospectus, at no cost, by writing or telephoning us at: Constellation Brands, Inc., Attention: Secretary, 207 High Point Drive, Building 100, Victor, New York 14564; telephone number 585-678-7100.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or term sheet. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement or term sheet is accurate as of any date other than the date on the front of those documents.

ii

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference into this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those set forth in, or implied by, our forward-looking statements. All statements other than statements of historical facts included in this prospectus and elsewhere regarding our business strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements. These forward-looking statements are identifiable by our use of such words as “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date on which we make them. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause our actual results to differ materially from our expectations, or “cautionary statements,” are disclosed in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the “Risk Factors” section included in our filings with the SEC. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

iii

CONSTELLATION BRANDS, INC.

We are an international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada and more than 100 brands in our portfolio. In the United States (“U.S.”), we are the largest multi-category supplier (beer, wine and spirits) of beverage alcohol. We are the third-largest beer company in the U.S. market and the world’s leading premium wine company. Many of our products are recognized as leaders in their respective categories. This, combined with our strong market positions, makes us a supplier of choice to many of our customers, who include wholesale distributors, retailers and on-premise locations.

Since our founding in 1945 as a producer and marketer of wine products, we have grown through a combination of internal growth and acquisitions. Our internal growth has been driven by leveraging our existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry. We conduct our business through entities we wholly own as well as a variety of joint ventures with various other entities, both within and outside the United States.

THE GUARANTORS

The guarantors of the debt securities may include the following companies, each of which is a direct or indirect subsidiary of Constellation Brands, Inc.: ALCOFI INC.; Constellation Beers Ltd.; Constellation Brands Beach Holdings, Inc.; Constellation Brands SMO, LLC; Constellation Brands U.S. Operations, Inc.; Constellation Leasing, LLC; Constellation Marketing Services, Inc.; Constellation Services LLC; Constellation Trading Company, Inc.; Crown Imports LLC; Franciscan Vineyards, Inc.; Home Brew Mart, Inc.; Robert Mondavi Investments; and The Hogue Cellars, Ltd. If so provided in a prospectus supplement or term sheet, each of the guarantors will guarantee on a joint and several basis our obligations under the debt securities, subject to certain limitations.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to an investment in our securities as described from time to time in our Annual Reports on Form 10-K, as may be updated from time to time in our Quarterly Reports on Form 10-Q filed with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Except as we may otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of indebtedness, working capital, capital expenditures, share repurchases, dividend payments, and acquisitions. Pending the application of the proceeds, we will invest the proceeds in certificates of deposit, U.S. government securities or other interest bearing securities.

DIVIDEND POLICY

We have paid cash dividends on our common stock since May 2015. We currently expect to continue to pay a regular quarterly cash dividend to stockholders of our common stock in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial condition, results of operations, capital requirements and other factors, including those set forth under Item 1A “Risk Factors” of our Annual Report on Form 10-K. In addition, the terms of our senior credit facility may restrict the payment of cash dividends on our common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of the lease expense.

For the Fiscal Years Ended
	February 28, 2017	February 29, 2016	February 28, 2015	February 28, 2014	February 28, 2013
Ratio of Earnings to Fixed Charges	6.8x	5.5x	4.3x	7.5x	3.2x

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities under this prospectus, any of which may be issued as convertible or exchangeable debt securities. The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement or term sheet may relate. We will set forth the particular terms of the debt securities we offer in a prospectus supplement or term sheet. The extent, if any, to which the following general provisions apply to particular debt securities will be described in the applicable prospectus supplement or term sheet. The following description of general terms relating to the debt securities and the indenture (which includes one or more supplemental indentures) under which the debt securities will be issued are summaries only and therefore are not complete. You should read the indenture and the prospectus supplement or term sheet regarding any particular issuance of debt securities. If there are differences between the applicable prospectus supplement or term sheet and this prospectus, the prospectus supplement or term sheet will control.

The debt securities will represent our unsecured general obligations, unless otherwise provided in the prospectus supplement or term sheet. If so provided in a prospectus supplement or term sheet, the debt securities will have the benefit of the guarantees from the guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the guarantees.

Our ability to service our indebtedness, including the debt securities, is dependent primarily upon the receipt of funds from our subsidiaries. The payment of dividends or the making of loans and advances to us by our subsidiaries may be subject to contractual, statutory and regulatory restrictions, and are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Further, any right we may have to receive assets of any of our subsidiaries upon liquidation or recapitalization of any such subsidiaries (and the consequent right of the holders of debt securities to participate in those assets) will be subject to the claims of our subsidiaries’ creditors. Even in the event that we are recognized as a creditor of a subsidiary, our claims would still be subject to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to our claim.

The debt securities will be issued under an indenture entered into with the guarantors and the trustee. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Except to the extent described in a prospectus supplement or term sheet, the indenture does not contain any covenants or restrictions that afford holders of the debt securities special protection in the event of a change of control or highly leveraged transaction.

The following is a summary of certain provisions of the debt securities that may be issued under the indenture, and is not complete. A description of such debt securities shall be contained in a prospectus supplement or term sheet. You should carefully read the provisions of particular debt securities we may issue and the indenture under which the debt securities are issued, including the definitions in those documents of certain terms and of those terms made a part of those documents by the Trust Indenture Act.

General

The indenture does not limit the aggregate principal amount of debt securities which may be issued under it and provides that debt securities may be issued in one or more series, in such form or forms, with such terms and up to the aggregate principal amount that we may authorize from time to time. The particular terms of the debt securities offered pursuant to any prospectus supplement or term sheet will be described in the prospectus supplement or term sheet. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any holder, for issuances of additional debt securities of that series.

Unless otherwise provided in the prospectus supplement or term sheet, debt securities may be presented for registration of transfer and exchange and for payment or, if applicable, for conversion or exchange at the office of the trustee.

The applicable prospectus supplement or term sheet will describe the following terms of any debt securities in respect of which this prospectus is being delivered (to the extent applicable to the debt securities):

(1) the title and designation of the debt securities of the series, and whether the debt securities are senior debt securities, senior subordinated debt securities or subordinated debt securities and, if senior subordinated or subordinated debt securities, the specific subordination provisions applicable thereto;

(2) the total principal amount of the debt securities of the series and any limit on the total principal amount;

(3) the price at which we will issue the debt securities of the series;

(4) the terms, if any, by which holders may convert the debt securities of the series into or for our common stock or other of our securities or property;

(5) if the debt securities of the series are convertible, any limitations on the ownership or transferability of the securities or property into which holders may convert the debt securities;

(6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities of the series and the amount of principal we will be obligated to pay;

(7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

(8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities of the series, the dates on which we will be obligated to pay any such interest, and the regular record dates, if any, for the determination of the persons to whom we will be obligated to pay such interest;

(9) the place or places where the principal of, and any premium, interest or other amounts payable (if any) on, the debt securities of the series will be payable or where the holders of the debt securities may surrender debt securities for conversion or transfer;

(10) any provisions relating to the issuance of the debt securities at an original issue discount;

(11) the period or periods during which, the price or prices (including any premium or other amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities of the series, at our option, if we have such an option;

(12) our obligations (if any) to redeem, repay or purchase debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the price or prices at which, the period or periods within which and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities of the series pursuant to that obligation;

(13) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the debt securities shall be issuable;

(14) any events of default in lieu of or in addition to those described in this prospectus and remedies relating to such events of default;

(15) if other than the trustee, the identity of each security registrar, transfer agent, paying agent or other agent for debt securities of the series;

(16) the currency or currencies in which we will sell the debt securities and in which principal of, and any premium, or interest or other amounts payable (if any) on, the debt securities of the series will be denominated and payable;

(17) whether the amount of payment of principal of, and any premium, or interest or other amounts payable (if any) on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

(18) whether and under what circumstances we will pay any additional amounts on the debt securities to any holder who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay additional amounts, whether we will have the option, and on what terms to redeem the debt securities instead of paying the additional amounts;

(19) if receipt of certain certificates or other documents or satisfaction of other conditions will be necessary for any purpose, including, without limitation, as a condition to the issuance of the debt securities in definitive form (whether upon original issue or upon exchange of a temporary debt security), the form and terms of such certificates, documents or conditions;

(20) any other affirmative or negative covenant included for the benefit of the holders of the debt securities of the series;

(21) whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the depositary for such a global security and the circumstances under which any global security may be exchanged for debt securities registered in the name of, and under which any transfer of such global security may be registered in the name of, any person other than the depositary;

(22) whether the debt securities are defeasible;

(23) whether and the extent that the debt securities shall be guaranteed by the guarantors, the ranking of such guarantee, the terms of such subordination, if applicable, of any such guarantee and the form of any such guarantee;

(24) if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default or provable in bankruptcy, or, if applicable, which is convertible;

(25) any proposed listing of the debt securities of the series on any securities exchange; and

(26) any other specific terms of the debt securities.

Unless otherwise indicated in the prospectus supplement or term sheet relating to the debt securities, principal of and any premium or interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at the office of the trustee at its principal office. However, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debt security register. Any payment of principal and any premium or interest required to be made on an interest payment date, redemption date or at maturity which is not a business day need not be made on such date, but may be made on the next succeeding business day with the same force and effect as if made on the applicable date, and no interest shall accrue for the period from and after such date.

Unless otherwise indicated in the prospectus supplement or term sheet relating to debt securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Debt securities may be issued under the indenture for federal income tax purposes as Original Issue Discount Securities (as defined below). Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating to such securities. “Original Issue Discount Security” generally means any debt security that (i) is issued at a price lower than its principal amount (subject to a de minimus exception), (ii) does not require the payment of interest in cash or property (other than debt instruments of the issuer) at least annually throughout the term of the debt security or (iii) is issuable in exchange for property (including other debt instruments) and does not provide for adequate stated interest.

Global Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depositary or its nominees identified in the prospectus supplement or term sheet relating to the debt securities. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by such global security or securities.

No global security may be transferred except as a whole by a nominee of the depositary for such global security to the depositary or a nominee of the depositary and except in the circumstances described in the prospectus supplement or term sheet relating to the debt securities. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement or term sheet relating to such series.

Guarantees

The debt securities may (if so specified in the prospectus supplement or term sheet) be guaranteed, jointly and severally, by all of the guarantors pursuant to guarantees. Guarantees will not be applicable to or guarantee our obligations with respect to the conversion of the debt securities into shares of our capital stock or other securities. Each guarantee will be an unsecured obligation of each guarantor issuing such guarantee unless otherwise provided in the prospectus supplement or term sheet. The ranking of a guarantee and the terms of the subordination, if any, will be set forth in the prospectus supplement or term sheet.

The indenture provides that, in the event any guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the guarantor under such guarantee will be reduced to the maximum amount (after giving effect to all other contingent and other liabilities of such guarantor) permissible under the applicable fraudulent conveyance or similar law.

Consolidation, Merger, Sale or Conveyance

The indenture provides that we may consolidate with, or sell, convey or lease all or substantially all of our assets to, or merge with or into, any other corporation, if:

•	either we are the continuing corporation, or the successor corporation expressly assumes the due and punctual payment of the principal of and interest on all the debt securities outstanding under the indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by us; and

•	immediately after the merger or consolidation, or the sale, conveyance or lease, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Modification of the Indenture

We and the trustee may modify the indenture with respect to the debt securities of any series, with or without the consent of the holders of debt securities, under certain circumstances to be described in a prospectus supplement or term sheet.

Satisfaction and Discharge of Indenture

We may terminate our obligations under the debt securities of any series, except for certain limited surviving obligations, if either all of the debt securities of such series have been delivered to the trustee for cancellation or we deposit with the trustee cash or appropriate government obligations sufficient for the payment of principal and interest on the debt securities of such series to maturity and meet certain other conditions.

Defaults and Notice

The debt securities will contain events of default to be specified in the applicable prospectus supplement or term sheet, including, without limitation:

•	failure to pay the principal of, or premium, if any, on any debt security of such series when due and payable (whether at maturity, by call for redemption, through any mandatory sinking fund, by redemption at the option of the holder, by declaration of acceleration or otherwise);

•	failure to make a payment of any interest on any debt security of such series when due and payable, which failure shall have continued for a period of 30 days;

•	our, or any guarantor’s, failure to perform or observe any other covenants or agreements in the indenture or in the debt securities of such series which failure shall have continued for a period of at least 90 days after written notice to us or the guarantors, as the case may be, by the trustee or to us and the trustee from the holders of not less than 25% of the aggregate principal amount of the then outstanding debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization of us; and

•	any guarantee of a guarantor that is a significant subsidiary in respect of such series of debt securities shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms subject to certain exceptions.

If an event of default with respect to debt securities of any series shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding debt securities of such series may declare the principal amount (or, if the debt securities of such series are issued at an original issue discount, such portion of the principal amount as may be specified in the terms of the debt securities of such series) of all debt securities of such series or such other amount or amounts as the debt securities or supplemental indenture with respect to such series may provide, to be due and payable immediately.

The indenture provides that, at any time after a declaration of acceleration with respect to the debt securities of any series as described in the preceding paragraph, the holders of a majority in principal amount of the then outstanding debt securities of such series may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing events of default with respect to the debt securities of such series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if the Company has paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent default or event of default or impair any right consequent thereto.

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give to holders of debt securities of any series notice of all uncured defaults with respect to such series known to it. However, except in the case of a default that results from the failure to make any payment of the principal of, premium, if any, or interest on the debt securities of any series, or in the payment of any mandatory sinking fund installment with respect to debt securities of such series, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of debt securities of such series.

The indenture contains a provision entitling the trustee to be offered reasonable indemnity by holders of debt securities before proceeding to exercise any trust or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to the debt securities of such series. However, the trustee may decline to follow any such direction if, among other reasons, the trustee determines in good faith that the actions or proceedings, as directed, would involve the trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction.

The right of a holder of debt securities of any series to institute a proceeding with respect to the indenture is subject to certain conditions including that the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding make a written request upon the trustee to exercise its power under the indenture, offer reasonable indemnity to the trustee and afford the trustee reasonable opportunity to act. Even so, the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due, to require conversion of debt securities if the indenture provides for convertibility at the option of the holder and to institute suit for the enforcement of such rights.

Concerning the Trustee

The prospectus supplement or term sheet with respect to particular debt securities will describe any relationship that we may have with the trustee for such debt securities.

Reports to Holders of Debt Securities

We intend to furnish to holders of debt securities all quarterly and annual reports that we furnish to holders of our common stock, and file such additional information, documents and reports as may be required by the rules and regulations prescribed from time to time by the Securities and Exchange Commission.

DESCRIPTION OF PREFERRED STOCK

Our board of directors is authorized to issue in one or more series, generally without stockholder approval, up to 1,000,000 shares of preferred stock, par value $.01 per share. Undesignated shares of preferred stock can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, voting powers (full or limited), conversion or exchange rights and other special or relative rights as the board of directors shall from time to time fix by resolution. Thus, unless a specific stockholder approval requirement applies and subject to any statutory or contractual or other limitations as to class rights or other matters that might apply, our board of directors could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of our common stock. The prospectus supplement or term sheet relating to a series of preferred stock will set forth the dividend, voting, conversion, exchange, repurchase and redemption rights, if applicable, the liquidation preference, and other specific terms of such series of preferred stock.

The description of certain provisions of the preferred stock set forth in any prospectus supplement or term sheet does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock. The applicable prospectus supplement or term sheet will describe the specific terms of any series of preferred stock being offered which may include:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	if other than the currency of the United States, the currency or currencies (including composite currencies) in which such preferred stock is denominated and in which payments will or may be payable;

•	the method by which amounts in respect of such series of preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

•	whether such series of preferred stock is convertible or exchangeable and, if so, the securities or rights into which it is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected;

•	the place or places where dividends and other payments on such series of preferred stock will be payable; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

As described under “Description of Depositary Shares” below, we may, at our option, elect to offer depositary shares evidenced by depositary receipts, each representing an interest (to be specified in the prospectus supplement or term sheet relating to the particular series of preferred stock) in a share of the particular series of preferred stock issued and deposited with a depositary.

All shares of preferred stock offered by this prospectus, or issuable upon conversion, exchange or exercise of securities, will, when issued, be validly issued and fully paid and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement or term sheet, of a share of the applicable series of preferred stock. The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share. The description set forth below and in any prospectus supplement or term sheet of certain provisions of the deposit agreement and of the depositary shares and depositary receipts is not complete. You should carefully review the prospectus supplement or term sheet and the form of deposit agreement and form of depositary receipts relating to each series of preferred stock.

General

We may, at our option, elect to have shares of any series of preferred stock be represented by depositary shares. The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement that we will enter with a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000. This bank or trust company will be considered the depositary. The prospectus supplement or term sheet relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable interest in the number of shares of such series of preferred stock underlying such depositary share, to all the rights and preferences of such series of preferred stock underlying such depositary share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of such series of preferred stock described in the applicable prospectus supplement or term sheet.

Unless otherwise specified in the prospectus supplement or term sheet, a holder of depositary shares is not entitled to receive the shares of such series of preferred stock underlying the depositary shares.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts. Definitive depositary receipts will thereafter be prepared without unreasonable delay.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the applicable series of preferred stock to the record holders of depositary shares representing such preferred stock in proportion to the numbers of depositary shares owned by the holders on the relevant record date.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled to such property, as nearly as practicable, in proportion to the number of depositary shares owned by the holder. However, if the depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to the holders. The amounts distributed by the depositary may be reduced by any amount required to be withheld by us or the depositary on account of taxes.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of preferred stock shall be made available to holders of depositary shares.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in the prospectus supplement or term sheet relating thereto, each record holder of depositary shares will have the right or obligation to convert or exchange such depositary shares pursuant to its terms.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of such series of preferred stock underlying the depositary shares. Whenever we redeem a series of preferred stock from the depositary, the depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of such series of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as we may determine.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price payable upon such redemption.

Voting

Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of a series of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares relating to such shares of preferred stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for such series of preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of such series of preferred stock underlying such holder’s depositary shares. The depositary will endeavor, as practicable, to vote the number of shares of such series of preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive instructions from the holders of depositary shares, the depositary will abstain from voting the preferred stock that underlies these depositary shares.

Amendment of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the applicable series of preferred stock and any exchange or redemption of such series of preferred stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

We, or at our option, the depositary, will forward to the holders of depositary shares all of our reports and communications which we are required to furnish to the holders of the series of preferred stock represented by the depository receipts.

Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary share or preferred stock unless satisfactory indemnity has been furnished. Both we and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary; Termination of the Deposit Agreement

The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. We may terminate the deposit agreement or it may be terminated by the depositary if a period of 90 days expires after the depositary has delivered written notice to us of its election to resign and we have not appointed a successor depositary. Upon termination of the deposit agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of such termination) or perform any further acts under the deposit agreement except that the depositary will continue to deliver the applicable series of preferred stock certificates, together with dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for depositary receipts surrendered prior to any such termination. Upon our request, the depositary will deliver to us all books, records, certificates evidencing the applicable series of preferred stock, depositary receipts and other documents relating to the subject matter of the deposit agreement.

DESCRIPTION OF COMMON STOCK

If we offer shares of Class A common stock, the prospectus supplement or term sheet will set forth the number of shares offered, the public offering price, information regarding our dividend history and Class A common stock prices as reflected on the New York Stock Exchange or other exchange that the Class A common stock is then listed, including a recent reported last sale price of the Class A common stock. Our authorized common stock currently consists of 377,000,000 shares, of which 322,000,000 shares are Class A common stock, par value $.01 per share, 30,000,000 shares are Class B common stock, par value $.01 per share and 25,000,000 shares are Class 1 common stock, $.01 par value per share.

The shares of Class A common stock offered by this prospectus will, when issued, be validly issued and fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

The following descriptions of our common stock and certain provisions of our Restated Certificate of Incorporation, as amended, and By-Laws, as amended and restated, are summaries and are not complete. You should carefully review the provisions of our Restated Certificate of Incorporation, as amended, and By-Laws, as amended and restated, and appropriate provisions of the Delaware General Corporation Law.

General

The rights of holders of Class A common stock and Class B common stock are identical except for voting, dividends and conversion rights. The rights of holders of Class 1 common stock are generally comparable to the rights of holders of Class B common stock except that shares of Class 1 common stock do not generally have voting rights and the circumstances under which shares of Class 1 common stock are convertible into shares of Class A common stock are limited.

Voting

Except as described below in connection with the election of directors and except where a separate class vote is required under Delaware law, the holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of the stockholders. In the instances in which the holders of Class A common stock and Class B common stock vote together as a single class, the holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. Alternatively, in instances where the holders of Class A common stock and Class B common stock vote as separate classes, holders of both the Class A common stock and Class B common stock are entitled to one vote per share.

With respect to the election of directors at a meeting of stockholders, holders of Class A common stock, voting as a separate class, are entitled to elect one-fourth of the members of our board of directors (rounded up, if necessary, to the nearest whole number of directors). If the number of outstanding shares of Class B common stock is an amount equal to or greater than 12  1⁄2% of the aggregate number of outstanding shares of Class A common stock and Class B common stock, the holders of Class B common stock, voting as a separate class, are entitled to elect the remaining directors; otherwise, the holders of Class A common stock and Class B common stock, voting together as a single class, are entitled to elect the remaining directors (in which case the holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share).

Holders of Class 1 common stock are not entitled to vote except that such holders are entitled to vote as a separate class on matters with respect to which a separate class vote of holders of Class 1 common stock is required by law and are entitled to vote with respect to any increase or decrease in the authorized number of shares of Class 1 common stock as a single class with the holders of Class A common stock and Class B common stock (in which case the holders of Class 1 common stock and Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to ten votes per share).

Dividends

If we declare and pay a cash dividend on Class B common stock, we must declare and pay a cash dividend on Class 1 common stock in the same amount per share, and if we declare and pay a cash dividend on Class 1 common stock, we must declare and pay a cash dividend on Class B common stock in the same amount per share. In addition, if we pay a cash dividend on Class B common stock and Class 1 common stock, each share of Class A common stock will receive a cash dividend in an amount at least 10% greater than the amount of the cash dividend per share paid on Class B common stock and Class 1 common stock. Our board of directors may declare and pay a dividend on Class A common stock without paying any dividend on Class B common stock or Class 1 common stock. Our senior credit facility may restrict the payment of cash dividends on our common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on our common stock.

Conversion

Each share of Class B common stock is convertible into one fully paid and non-assessable share of Class A common stock at the option of the holder at any time. The shares of Class A common stock are not convertible into or exchangeable for shares of Class B common stock or any of our other securities. Each holder of a share of Class 1 common stock may convert shares of Class 1 common stock into shares of Class A common stock on a one-for-one basis; provided such conversion is permitted only if the holder immediately sells the Class A common stock acquired upon conversion in a market transaction or to an unrelated party in a bona fide private sale. The Company does not intend to list the Class 1 common stock on the New York Stock Exchange or any other exchange. A holder wishing to sell shares of Class 1 common stock may convert such shares of Class 1 common stock into shares of Class A common stock (which are currently listed on the New York Stock Exchange) immediately prior to a qualifying sale of the shares. The terms of the Class 1 common stock do not impose any transfer restrictions on shares of Class 1 common stock; however, shares of Class 1 common stock may be subject to restrictions on transfer imposed by applicable securities laws.

Other Provisions

Holders of Class A common stock, Class B common stock and Class 1 common stock are entitled to share pro rata in the distribution of our assets available for such purpose in the event of our liquidation, dissolution or winding up, after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock, if any. Holders of Class A common stock, Class B common stock and Class 1 common stock have no preemptive rights to subscribe for any additional securities of any class which we may issue, and there are no redemption provisions or sinking fund provisions applicable to any such classes, nor is the Class A common stock, Class B common stock and Class 1 common stock subject to calls or assessments.

Certain Statutory Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that such person became an interested stockholder, unless

•	prior to the time the interested stockholder becomes an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

•	at or subsequent to the time the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, assets sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock.

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement or term sheet relating to such warrants.

General

We may issue warrants to purchase our Class A common stock, preferred stock, depositary shares, debt securities or any combination thereof. Warrants may be issued independently or together with other securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The particular terms of each issue of warrants, the warrant agreement relating to the warrants and the warrant certificates representing warrants will be described in the applicable prospectus supplement or term sheet. This description will include:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued, if any;

•	the designation and terms of the Class A common stock, preferred stock, depositary shares or debt securities for which the warrants are exercisable;

•	if applicable, the designation and terms of the other securities with which the warrants are issued, and the number of warrants issued with each share or unit of such other securities;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the date on and after which the warrants and the other securities will be separately transferable;

•	the number of shares of Class A common stock, preferred stock, depositary shares or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the shares or debt securities may be purchased upon exercise;

•	anti-dilution provisions of the warrants, if any;

•	with respect to debt securities only, whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Modifications

The warrant agreement may be amended by us and the warrant agent, without the consent of the holder of any warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the warrant agreement, or making any provisions in regard to matters or questions arising under the warrant agreement that we may deem necessary or desirable; provided, that the amendment may not adversely affect the interest of the holders of warrant certificates in any material respect.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

The following is a general description of the terms of the stock purchase contracts and stock purchase units we may issue from time to time. Particular terms of any stock purchase contracts and/or stock purchase units we offer will be described in the prospectus supplement or term sheet relating to such stock purchase contracts and/or stock purchase units.

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and we may sell to the holders, a specified number of shares of Class A common stock, preferred stock or depositary shares at a future date or dates. The price per share of Class A common stock, preferred stock or depositary shares may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any stock purchase contract may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events.

Stock purchase contracts may be issued separately or as a part of units (“stock purchase units”) consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. Treasury securities, in each case securing holders’ obligations to purchase Class A common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The applicable prospectus supplement or term sheet will describe the terms of any stock purchase contracts or stock purchase units. Certain material federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be set forth in the prospectus supplement or term sheet relating thereto.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus in any of four ways:

•	directly to purchasers;

•	through agents;

•	through dealers; or

•	through one or more underwriters or a syndicate of underwriters in an underwritten offering.

With respect to each offering of securities pursuant to this prospectus, among other information, the following will be set forth in, or may be calculated from the information set forth in, the related prospectus supplement or term sheet:

•	the terms of any offering, including the name or names of any underwriters, dealers or agents, the purchase price of such series of debt securities and the proceeds to us from such sale;

•	any underwriting discounts, selling commissions and other items constituting underwriters’, dealers’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents; and

•	any securities exchanges on which the securities of the series may be listed.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McDermott Will & Emery LLP. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements of Constellation Brands, Inc. and subsidiaries as of February 28, 2017 and February 29, 2016, and for each of the years in the three-year period ended February 28, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of February 28, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$

Constellation Brands

    % Senior Notes due 20

    % Senior Notes due 20

    % Senior Notes due 20

PROSPECTUS    SUPPLEMENT

Joint Book Running Managers

BofA Merrill Lynch

J.P. Morgan

                    , 2018